November 1, 2024

VIA EDGAR

Nicholas Panos

Shane Callaghan

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:          Bragg Gaming Group Inc.

Schedule 13D Filed by Doug Fallon et al.

Filed July 10, 2024

Comment Letter Dated September 23, 2024

File No. 005-93648

This letter, which is being submitted on behalf of Doug Fallon et al. (the “Reporting Persons”), responds to the comments of the staff of the United Securities and Exchange Commission (the “Staff”) contained in your letter dated September 23, 2024 (the “Comment Letter”) with respect to the Schedule 13D filed by the Reporting Persons on July 10, 2024 (the “Schedule 13D”). Today, the Reporting Persons have also filed an Amendment No. 1 to the Schedule 13D (“Amendment No. 1”), which contains revisions intended to address certain comments of the Staff.

The responses set forth in this letter are numbered so as to correspond to the numbering of the comments in the Comment Letter. For ease of reference, we have also included the text of the applicable comment from the Comment Letter in boldface form below.

Schedule 13D Filed July 10, 2024

General

1.	We note the date of the event reported as requiring the filing of the Schedule 13D was June 8, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the June 8, 2024 event date, the Schedule 13D submitted on July 10, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

The Schedule 13D was not filed within the required five business days after the date of the acquisition due to an oversight on the part of the Reporting Persons. Upon the Reporting Persons becoming aware of the oversight, they caused the Schedule 13D to be filed as promptly as possible following receipt of EDGAR filing codes for the Reporting Persons. The failure to meet the deadline was not deliberate on the part of the Reporting Persons, and the Reporting Persons do not believe they gained any advantage as a result of the filing of the Schedule 13D past the deadline. The Reporting Persons now understand the requirements and importance of compliance with Section 13(d) filing timelines and will work to ensure that future filings will be made in a timely manner.

Item 2

2.	Please amend this section to provide the information specified in Item 2 of Schedule 13D for Crazy Roll, Inc. and DR ZAP Holdings, LLC. Such disclosure should also be provided for each person specified in Instruction C within the "Special Instructions for Complying With Schedule 13D" at Rule 13d-101 of Regulation 13D-G.

The Reporting Persons respectfully acknowledge the Staff’s comment and have revised Item 2 of Schedule 13D Amendment No. 1.

Item 4

3.	Please amend Item 4 of the Schedule 13D to include any plans or proposals which relate to or would result in the enumerated items listed in subsections (a)-(j) of Item 4 of Schedule 13D. To the extent no plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) exist, please affirmatively so state. See Instruction A within the "Special Instructions for Complying With Schedule 13D" at Rule 13d-101 of Regulation 13D-G.

The Reporting Persons respectfully acknowledge the Staff’s comment and have revised Item 4 of Schedule 13D Amendment No. 1.

Item 5

4.	Please amend this section to provide the information specified in subsections (a)-(b) of Item 5 of Schedule 13D for Crazy Roll, Inc. and DR ZAP Holdings, LLC.

The Reporting Persons respectfully acknowledge the Staff’s comment and have revised Item 5 of Schedule 13D Amendment No. 1.

Item 7

5.	We note that the Issuer's acquisition of Wild Streak is referenced in the disclosure offered in response to Item 4 of Schedule 13D. Please amend Item 7 of the Schedule 13D to file the written agreement by which Wild Streak was acquired by the Issuer as an exhibit, or otherwise advise.

The Reporting Persons respectfully acknowledge the Staff’s comment and have revised Item 7 of Schedule 13D Amendment No. 1 and the purchase agreement for the acquisition of Wild Streak LLC by the Bragg Gaming Group Inc. has been filed as Exhibit 10.2.

* * *

Please do not hesitate to contact Richard Raymer, our outside legal counsel, at (416) 367-7388 with any questions you may have regarding this letter or otherwise related to the Schedule 13D or Amendment No. 1.

Yours truly,

Bragg Gaming Group Inc.

/s/ Doug Fallon
Doug Fallon